SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

National Auto Credit, Inc.
(Name of Issuer)

Common Stock, $0.05 Par Value Per Share
(Title of Class of Securities)

632900 10 6
(CUSIP Number)

Ernest C. Garcia II
2575 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 778-5025
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2002
(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632900 10 6	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Ernest C. Garcia II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Ray Fidel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Steven P. Johnson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	____

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Sauder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

EJMS Investors Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Colin Bachinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Chris Rompalo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Donna Clawson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Mary Reiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

CUSIP No. 632900 10 6	13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Kathy Chacon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	8	SHARED VOTING POWER	0

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	0

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14	TYPE OF REPORTING PERSON*

	IN

*See Instructions

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

(Amendment No. 1)

Statement of

Ernest C. Garcia II
Ray Fidel
Steven P. Johnson
Mark Sauder
EJMS Investors Limited Partnership
Colin Bachinsky
Chris Rompalo
Donna Clawson
Mary Reiner
and
Kathy Chacon

Pursuant to Section 13(d)
of the Securities Exchange Act of 1934

in respect of

NATIONAL AUTO CREDIT, INC.

         This filing constitutes Amendment No. 1 to the Schedule 13D, which was jointly filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”) by Ernest C. Garcia, II, Ray Fidel, Steven P. Johnson, Mark Sauder, EJMS Investors Limited Partnership, Colin Bachinsky, Chris Rompalo, Donna Clawson, Mary Reiner, and Kathy Chacon (each a “Reporting Person”), with respect to their respective beneficial ownership of the common stock (the “Common Stock”), par value $0.05 per share, of National Auto Credit, Inc., a Delaware corporation (“NAC”).

         The Reporting Persons may be deemed to constitute, or have constituted, a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims that such Reporting Person is, or has been, a member of a “group” within the meaning of Section 13(d)(3) of the Act with respect to the Common Stock. Pursuant to Rule 13d-4 under the Act, each Reporting Person declares that the filing of this Amendment No. 1 shall not be construed as an admission that such Reporting Person is or was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D or this Amendment No. 1.

         The Reporting Persons are filing this Amendment No. 1 to reflect the disposition to NAC of all shares of Common Stock beneficially owned by them, including all shares acquired by the Reporting Persons in connection with the merger of Zoomlot Corporation into ZLT Acquisition Corp., a wholly owned subsidiary of NAC, on December 29, 2000 (the “Merger”). The Reporting Persons hereby amend Items 4, 5, 6, and 7 and the Exhibit Index of the Schedule 13D as set forth below to reflect such disposition and to terminate any obligation they may have to update the Schedule 13D.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended and supplemented to include the following:

         Pursuant to the Exchange and Repayment Agreement (the “Exchange and Repayment Agreement”) dated January 31, 2002, by and among NAC, Cygnet Capital Corporation (“Cygnet”), Verde Reinsurance Company, Ltd. (“Verde”), the Ernie Garcia III 2000 Trust, the Brian Garcia 2000 Trust, EJMS Investors Limited Partnership, Ernest C. Garcia, II, Ray Fidel, Steven P. Johnson, Mark Sauder, Colin Bachinsky, Chris Rompalo, Donna Clawson, Mary Reiner, and Kathy Chacon:

•	on January 31, 2002, Ernest C. Garcia, II and Verde, an entity wholly owned by Mr. Garcia, transferred to NAC 2,077,004 shares of Common Stock, including 1,707,004 shares of Common Stock that had been acquired by Mr. Garcia and Verde in connection with the Merger.

•	on February 1, 2002, Ray Fidel, Steven P. Johnson, the Ernie Garcia III 2000 Trust, the Brian Garcia 2000 Trust, Mark Sauder, EJMS Investors Limited Partnership, Colin Bachinsky, Chris Rompalo, Donna Clawson, Mary Reiner, and Kathy Chacon (collectively, the “Other Former ZoomLot Shareholders”) transferred to NAC an aggregate of 1,002,526 shares of Common Stock that had been acquired by the Other Former ZoomLot Shareholders in connection with the Merger.

         As more fully described in Item 6, the transfers of Common Stock described above were made in partial satisfaction of a contingent obligation of Cygnet and certain former ZoomLot shareholders to NAC under the Merger Agreement (the “Merger Agreement”), dated December 15, 2000, by and among NAC, ZoomLot Acquisition Corp., ZoomLot Corporation, Mr. Garcia, Verde, Cygnet and the Other Former ZoomLot Shareholders.

         The Reporting Persons are no longer entitled to nominate individuals for election to the board of directors of NAC. Gary Trujillo and Steven P. Johnson, who formerly served on the board of directors of NAC as designees of the Reporting Persons, have resigned their positions effective January 28, 2002 and January 31, 2002, respectively.

         The Reporting Persons may in the future acquire equity securities of NAC, and dispose of any equity securities so acquired, for investment. In addition, Mr. Garcia may in the future acquire shares of Common Stock and transfer such Common Stock to NAC to further reduce the amount of the contingent obligation under the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

Aggregate Interest of All Reporting Persons

         As of the date hereof, the Reporting Persons beneficially own no shares of Common Stock. On February 1, 2002, the Reporting Persons ceased to own any of the outstanding Common Stock.

Ernest C. Garcia II

(a)	As of the date hereof, Mr. Garcia beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Mr. Garcia ceased to be an owner of more than 5% of the outstanding Common Stock on January 31, 2002.

Ray Fidel

(a)	As of the date hereof, Mr. Fidel beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Steven P. Johnson

(a)	As of the date hereof, Mr. Garcia beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Mr. Johnson ceased to be an owner of more than 5% of the outstanding Common Stock on February 1, 2002.

Mark Sauder

(a)	As of the date hereof, Mr. Sauder beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

EJMS Investors Limited Partnership

(a)	As of the date hereof, EJMS Investors Limited Partnership beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Colin Bachinsky

(a)	As of the date hereof, Mr. Bachinsky beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Chris Rompalo

(a)	As of the date hereof, Mr. Rompalo beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Donna Clawson

(a)	As of the date hereof, Ms. Clawson beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Mary Reiner

(a)	As of the date hereof, Ms. Reiner beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Kathy Chacon

(a)	As of the date hereof, Ms. Chacon beneficially owns no shares of Common Stock.

(b)	Not applicable.

(c)	See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented to include the following:

         On January 31, 2002, the parties to the Merger Agreement entered the Exchange and Repayment Agreement pursuant to which they agreed (i) to terminate the business and operations of, and wind up, ZoomLot Corporation and (ii) that the ZoomLot Corporation performance objectives set forth in the Merger Agreement would be deemed not to have been met and the forfeitable shares of Series C Preferred Stock would be deemed forfeited.

         As a result of the deemed failure to satisfy the ZoomLot Corporation performance objectives, Cygnet and certain former Zoomlot shareholders have a contingent obligation under the Merger Agreement to refund to NAC funds advanced to ZoomLot Corporation to repay the advance by Cygnet (the “Cygnet Payable”). In the Exchange and Repayment Agreement, the parties agreed that the amount of the Cygnet Payable is $5,690,335 and that this amount would be paid in part through the transfer to NAC by Mr. Garcia, Verde and the Other Former ZoomLot Shareholders of (i) 3,079,530 shares of Common Stock (representing all shares of Common Stock owned by Mr. Garcia, Verde and the Other Former ZoomLot Shareholders) at an agreed value of $1.25 per share, or $3,849,412 in the aggregate, and (ii) 62,380 shares of non-forfeitable Series C Preferred Stock (representing all of the outstanding shares of non-forfeitable Series C Preferred Stock) at an agreed aggregate value $854,875. Mr. Garcia must pay the remaining balance due on the Cygnet Payable of $986,048, together with interest thereon at 4% per annum, on or before January 30, 2003. Mr. Garcia may pay the remaining balance in cash or Common Stock at the agreed value of $1.25 per share.

         Pursuant to the Exchange and Repayment Agreement, on January 31, 2002, Mr. Garcia and Verde transferred to NAC (i) 2,077,004 shares of Common Stock and (ii) 39,299 shares of non-forfeitable Series C Preferred Stock. In addition, on February 1, 2002, the Other Former Zoomlot Shareholders transferred to NAC (i) 1,002,526 shares of Common Stock and (ii) 23,081 shares of non-forfeitable Series C Preferred Stock.

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended to include the following additional exhibits:

Exhibit No.	Agreement

4.4	Exchange and Repayment Agreement, dated January 31, 2002, filed herewith.

99.1	Agreement re Joint Filing of Schedule 13D, filed herewith.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002	/s/ Ernest C. Garcia II

Ernest C. Garcia II

Dated: January 31, 2002	/s/ Ray Fidel

Ray Fidel

Dated: January 31, 2002	/s/ Steven P. Johnson

Steven P. Johnson

Dated: January 31, 2002	/s/ Mark Sauder

Mark Sauder

Dated: January 31, 2002	EJMS Investors Limited Partnership

/s/ Eric Splaver

By: Eric Splaver Title: Partner

Dated: January 31, 2002	/s/ Colin Bachinsky

Colin Bachinsky

Dated: January 31, 2002	/s/ Chris Rompalo

Chris Rompalo

Dated: January 31, 2002	/s/ Donna Clawson

Donna Clawson

Dated: January 31, 2002	/s/ Mary Reiner

Mary Reiner

Dated: January 31, 2002	/s/ Kathy Chacon

Kathy Chacon

EXHIBIT INDEX

         The Exhibit Index is amended to include the following additional exhibits:

Exhibit No.	Agreement

4.4	Exchange and Repayment Agreement, dated January 31, 2002, filed herewith.

99.1	Agreement re Joint Filing of Schedule 13D, filed herewith.